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                                                                    EXHIBIT 99.1

                            SHARE PURCHASE AGREEMENT

                                     between

NIKLAUS ZENGER, ROSSLIWEG 12, 4538 OBERBIPP, SCHWEIZ OR HIS ASSIGNS

(hereinafter referred to as "Buyer")

                                       and

GEORGE BROADY, DALLAS, TX OR HIS ASSIGNS

(hereinafter referred to as "Seller")

WHEREAS the Seller currently owns 195,351 preferred shares with certain cumulative voting rights of Ultrak Ltd. (hereinafter referred to as Ultrak)

WHEREAS the Buyer wishes to acquire such shares

WHEREAS the Seller desires to sell and the Buyer desires to purchase said shares in Ultrak

NOW THEREFORE the parties agree as follows:

1. The Seller hereby agrees to sell to the Buyer and the Buyer agrees to buy from the seller 195,351 preferred shares of Ultrak.

2. The purchase price is $3 million USD. Of this amount $1,000,000 will be paid in cash on November 2, 2001 (Effective date) and another $1,000,000 will be paid in cash on November 30, 2001, and the remaining $1,000,000 on will on will be paid in cash on December 15th 2001. (Closing)

3. On the Effective date, control of the votes of the preferred Ultrak held by the Seller as well as the 1,150,000 common shares held by the seller will pass from the seller to the buyer. This transfer of voting control on the shares will be revoked if the Buyer is in default of his payment obligations under this contract and such default has not been cured in accordance with article 5 of this agreement. Six months following Closing, voting control on the 1,150,000 "Sellers" common shares shall be revoked and returned to Seller.

         At the Closing the Seller shall deliver to the Buyer the certificates representing 195,351 preferred shares of Ultrak, duly indorsed in blank and the Buyer shall pay the remaining amount of $1,000,000.


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4.       The Seller hereby represents and warrants as follows:

         a. Ultrak is a company with limited liability with good standing organized under the laws of Delaware.

         b. As the Closing Date, the Seller is the sole owner of the 195,351 preferred shares of Ultrak to be sold to the Buyer and has good and valid title to these shares, free and clear and all liens, encumbrances, options, charges, equities and claims arising from a privilege, pledge or security arrangement. On the Closing Date the Seller has full right and capacity to transfer and sell complete title to such shares. On delivery of the certificates representing the 195,351 preferred Buyer will receive good, valid and marketable title to such shares, free and clear of all liens, encumbrances or other rights of third parties.

         Except for the undertakings and representations made in this Agreement, any representations or warranties with respect to the value of the shares and/or the business of Ultrak are excluded.

5. Should the Buyer be in default of his payment obligations under this agreement, (other than his first payment due on November 2, 2001 for which no grace period is agreed) the Seller agrees to grant to the Buyer an additional 10 days grace period, during which the Buyer can cure such default and/or his option the Buyer can accept other assets of good standing instead of cash.

6. This Agreement shall be subject to and governed by Swiss Law. The place of jurisdiction is Zurich. The proceedings shall be conducted in the English language. The rules of the Swiss Act on Private International Law shall be applicable. As far as the procedure is not determined in this Act, the provisions of the Code of Civil Procedure of the Canton of Zurich shall apply.

7. Other than what is set forth herein, there are no other agreements between the parties.

October 23, 2001


Seller:                                         Buyer:

/s/ George Broady                               /s/ Niklaus Zenger

George Broady                                   Niklaus Zenger